

07007046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schonfeld Securities, LLC ~~and Subsidiary~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza
(No. and Street)

Jericho (City) NY (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Avantario 516-822-0202
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Margaret Caffrey swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schonfeld Securities, LLC and Subsidiary, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

KEITH PETZOLD
Notary Public, State of New York
No. 01PE5087844
Qualified in Suffolk County
Commission Expires Nov. 10, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



SCHONFELD SECURITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Schonfeld Securities, LLC

We have audited the accompanying consolidated statement of financial condition of Schonfeld Securities, LLC and Subsidiary (a subsidiary of Schonfeld Group Holdings LLC) as of March 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Schonfeld Securities, LLC and Subsidiary as of March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 25, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SCHONFELD SECURITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

March 31, 2007

ASSETS	
Cash	$ 9,446,802
Cash Segregated for the Exclusive Benefit of Customers in Compliance with Federal Regulations	3,200,000
Cash Segregated for the Exclusive Benefit of Proprietary Accounts of Introducing Brokers	15,200,000
Deposits of Securities and Cash with Clearing Organizations	11,774,244
Receivable from Brokers - securities borrowed	175,797,900
Receivable from Brokers, Dealers and Clearing Organizations	31,154,433
Receivable from Affiliated Brokers	21,634,912
Receivable from Customers	3,373,076
Securities Owned - at market value	1,151,847
Securities Owned - not readily marketable, at fair value	21,952,567
Furniture, Equipment and Leasehold Improvements - at cost, less accumulated depreciation and amortization of $2,494,297	1,576,247
Loans Receivable	410,472
Due from Affiliates	581,102
Other Assets	2,824,588
Total Assets	$300,078,190
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Payable to brokers - securities loaned	$207,787,200
Payable to brokers and dealers	15,237,995
Payable to customers	8,114,841
Securities sold, not yet purchased - at market value	1,750
Deferred income	21,952,567
Due to affiliated brokers	1,798,104
Due to Members	177,307
Other liabilities and accrued expenses	8,904,505
Total liabilities	263,974,269
Commitments	
Members' Equity	36,103,921
Total Liabilities and Members' Equity	$300,078,190

See Notes to Consolidated Statement of Financial Condition

1. ORGANIZATION:

The consolidated statement of financial condition includes the accounts of Schonfeld Securities, LLC (the "Parent") and its wholly owned subsidiary, Travel Secure, LLC (collectively, the "Company"). All significant intercompany account balances and transactions have been eliminated in consolidation. The Parent is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC"), and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association (the "NFA"). The Company provides clearing and depository operations of security transactions for customers and its affiliates for which it receives a commission. In addition, the Company is engaged in the proprietary trading of securities.

The majority interest of the Company is owned by Schonfeld Group Holdings LLC ("SGH").

2. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Amounts receivable and payable for securities transactions which have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in Members' equity.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Interest is paid at prevailing market rates. These financial instruments are short-term in nature. Accordingly, the estimated fair value of these financial instruments is not materially different from their carrying amounts.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the lease.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's consolidated income or loss is reportable by its Members on their income tax returns.

3. RECEIVABLE FROM/PAYABLE TO CUSTOMERS:

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the consolidated statement of financial condition.

4. COMMITMENTS:

The Company is obligated under noncancelable operating leases for office space and equipment expiring at various dates through 2011. Certain of the leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under these leases are as follows:

Year ending March 31,

2008	$ 4,923,709
2009	4,957,347
2010	3,215,875
2011	1,935,393
2012	407,652
	$15,439,976

The Company has an available line of credit with a bank in the amount of $45,000,000. As of March 31, 2007, the Company has not drawn upon the line of credit.

5 NET CAPITAL AND RESERVE REQUIREMENTS:

As a registered broker-dealer, the Parent is subject to Uniform Net Capital Rule 15c3-1 of the SEC. The Parent computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the rule 15c3-3 aggregate debit items, as defined.

Net capital changes from day to day, but at March 31, 2007, the Parent had net capital of $30,369,121, which exceeded its requirement of $1,500,000 by $28,869,21.

As a clearing broker-dealer, the Parent had elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers/Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At March 31, 2007, total credits exceeded total debits under the PAIB calculation by $12,163,271. The balance in the PAIB reserve bank account amounted to $14,400,000 after a withdrawal $800,000.

6. EMPLOYEE BENEFIT PLAN:

The Company has a 401(k) defined contribution retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum amount allowed by law. The Company contributes an amount equal to 25% of the participant's contribution up to 6% of compensation. Participants are at all times fully vested in their contributions, and the Company's contributions become fully vested to the participants after three years of continued employment.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying consolidated statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral or loan such securities in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The Company clears certain of its proprietary transactions through other broker-dealers. The amount receivable from brokers, dealers and clearing organizations and the amount payable to brokers and dealers include balances relating to the aforementioned proprietary transactions which are collateralized by securities owned by the Company.

8. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's trading activities include the purchase and sale of derivative financial instruments such as financial futures contracts, equity options and index options. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments.

9. RELATED PARTY TRANSACTIONS:

Certain equipment leases are in the name of a related entity.

Loans receivable include a loan due from a Member of SGH amounting to $171,375 that bears interest at a rate of 6% per annum and has no scheduled maturity date. The fair value of loans receivable cannot be estimated.

The Company provides clearance services to certain affiliated entities, which are broker-dealers registered with the SEC.

The Company executes certain security transactions through a Class B Member, which is a broker-dealer registered with the SEC.

Pursuant to a services support agreement, Schonfeld Tools ("Tools"), an affiliate, provides computer technology services to the Company. In addition, the Company provides office space to Tools.

10. SALE OF SECURITIES CLEARING BUSINESS:

On November 20, 2006, the Company entered into an Asset Purchase Agreement (the "Agreement") with SAI Holdings, Inc. ("SAI"), a subsidiary of Penson Worldwide, Inc. ("Penson"), to sell its securities clearing business in exchange for shares of Penson's common stock or, subject to certain conditions, cash, both to be paid primarily on an earn-out basis.

Pursuant to the terms of the Agreement, the purchase price will be paid in five payments, the first of which consisted of an issuance of 1,085,294 shares of Penson's common stock received by the Company. The fair value of these non-registered shares in the amount of $21,952,567 reflected in the accompanying consolidated statement of financial condition has been estimated by the Company's management in the absence of a readily ascertainable market value due to the restricted nature of the common shares.

SAI may terminate the transaction if the Company has not converted at least 95% of its aggregate average monthly share volume, as defined in the Agreement, to Penson's clearing software, and if certain other conditions have not been fulfilled by May 31, 2007. As of March 31, 2007, the Company had not yet converted the required share volume. Therefore, the entire consideration received has been recorded as deferred income in the accompanying consolidated statement of financial condition. The Company expects to fulfill the required conditions under the terms of the Agreement by May 31, 2007.



**SCHONFELD SECURITIES, LLC
AND SUBSIDIARY**

**INDEPENDENT AUDITOR'S
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5(g)(1) AND CFTC
REGULATION 1.16**

MARCH 31, 2007

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Members of
Schonfeld Securities, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Schonfeld Securities, LLC and Subsidiary (the "Company") (a subsidiary of Schonfeld Group Holdings LLC) as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry futures accounts for customers or perform custodial functions relating to futures accounts, we did not review the practices and procedures followed by the Company in any of the following:



1. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding



and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2007, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and/or Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 25, 2007

END